EXHIBIT 19.1

McCartney Engineering, LLC
Consulting Petroleum Engineers
-------------------------------------------------------------------------
1888 Sherman Street, Suite 760  Denver, CO 80203 (303)830-7208
Fax(303)830-7004


January 12, 1998


Mr. Dan Dalke
American Warrior, Inc.
P.O. Box 399
Garden City, Kansas  67846

Re:  Property Evaluation

Dear Mr. Dalke:

Pursuant to your request, we have estimated the remaining reserves and future net revenue for certain developed oil properties owned by Winco Petroleum Corporation. The effective date of this study is September 30, 1997. Results are summarized below:

                          Net Remaining Reserves         Estimated Future
                                 As of                     Net Revenue
                           September 30, 1997                    Discounted at
Reserve Category          Oil (BBL)  Gas (MCF)      Undiscounted   10 Percent
----------------          ---------  ---------      ------------   ----------

Proved Producing             99,780      4,271         $ 671,340    $ 433,181

Table #1 is a tabulation by lease of the working and net revenue interests, gross and net reserves, and projected discounted net revenues of the individual leases. Table #2 is a cash flow summary reflecting the estimated remaining reserves and revenue of the Winco Petroleum Corporation properties. Also included in the report are cash flow projections and performance curves for the individual leases.

Source of Data
--------------

Lease names, locations, completion data, performance history, and logs were supplied by Winco Petroleum Corporation for use in this study. Working interests and net revenue interests were supplied by Winco personnel, as were historic oil prices and lease operating expenses. This data was accepted by McCartney Engineering, Inc. as presented. McCartney Engineering, Inc. reserves the right to revise the associated reserve and economic projections if future information indicates discrepancies in the data provided. No independent well tests or property inspections were made in conjunction with this study.

Mr. Dan Dalke
January 12, 1998
Page 2

Reserve Category
----------------

The reserves included in this report are classified in the proved developed
producing category.   Proved developed reserves are those which are
expected to be recovered through existing wells with existing equipment and operating methods. Proved developed producing reserves are those which are expected to be produced from existing completion intervals now open for production in existing wells.

Method of Assigning Reserves
----------------------------

Reserves were determined through the application of evaluation methods generally accepted in the oil and gas industry. Sufficient production history was available to estimate remaining reserves from an extrapolation of past performance.

Oil and Gas Prices
------------------

The oil prices used were the latest actual prices received by Winco Petroleum Corporation, and are believed to be representative of the oil prices as of September 30, 1997. The gas prices used in the evaluation were based on the average price received in the previous fiscal year. No increases or decreases in future sales prices were considered in these cash flow projections..

Expenses
--------

The estimated future operating costs were based on historic expense data supplied by Winco Petroleum Corporation. No provisions were made for increases or decreases in future operating expenses. Applicable severance, ad valorem, and production taxes were considered in the cash flow projections. No deductions were made for general or corporate overhead, depletion, depreciation, or any other indirect costs. The estimated net income is before state and federal income tax and does not consider any encumbrances against the properties, if such exist. The value of salvageable equipment has not been included in this evaluation.

General
-------

The accuracy of any reserve estimate, especially when based on volumetric analysis or limited production history, is a function of available data and of engineering and geological interpretation and judgment. While the reserve estimates used herein are believed reasonable, they should be accepted with the understanding that subsequent reservoir performance, changes in pricing structure, or market demand may justify their revision. Reserve estimates based on volumetric analysis and reserves assigned to behind pipe intervals are inherently less reliable than those based on a lengthy production history.

Mr. Dan Dalke
January 12, 1998
Page 3

In our opinion, the above reserve and revenue estimates fairly and approximately present the proved reserves of Winco Petroleum Corporation with respect to definitions, assumptions, and methodology described above.

We appreciate the opportunity to provide you with this study. All related data is in our file and is available for your review.

Very truly yours,
McCartney Engineering, LLC.




Jack A. McCartney
Manager